Statement of Financial Condition

Ally Securities LLC (A Wholly Owned Subsidiary of Ally Financial Inc.)

December 31, 2015

Assets		
Cash	$	15,248,730
Receivable from affiliates		16,251
Prepaid assets		7,808
Total assets	$	15,272,789
Liabilities		
Legal and regulatory liabilities	$	11,061,726
Payable to affiliates		74,721
Total liabilities		11,136,447
Equity		
Member's equity		271,000,966
Accumulated deficit		(266,864,624)
Total equity		4,136,342
Total liabilities and equity	$	15,272,789

See notes to audited financial statements.